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                                            Filed by divine, inc. pursuant to
                                            Rule 425 under the Securities Act
                                            of 1933 and deemed filed pursuant
                                            to Rule 14a-12 under the Securities
                                            Act of 1934

                                            Subject Company:
                                            Open Market, Inc.
                                            Commission File No. 0-28439

     The following is the description of the Merger Agreement (as defined below) and the Merger (as defined below) contemplated thereby which was filed by divine, inc. with the Securities and Exchange Commission under cover of a Current Report on Form 8-K on August 17, 2001 (the "Form 8-K").

     On August 15, 2001, divine, inc., a Delaware corporation ("divine"), entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") by and among divine, Open Market, Inc., a Delaware corporation ("Open Market"), and DI1 Acquisition Company, a Delaware corporation and a wholly-owned subsidiary of divine (the "Merger Sub"), pursuant to which Open Market agreed to be acquired by divine. Subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Open Market (the "Merger"), with Open Market to survive the Merger as a wholly-owned subsidiary of divine. In the Merger, each outstanding share of Open Market common stock will be converted into the right to receive that number of shares of divine's class A common stock obtained by dividing (1) 44,285,714 by (2) the total number of shares of Open Market's common stock outstanding as of the closing of the Merger (the "Exchange Ratio"), including, for this purpose, all shares issuable upon conversion of any then outstanding Series E 6% Cumulative Convertible Preferred Stock of Open Market (the "OMKT Preferred Stock") and upon exercise of an adjustment warrant held by the holder of the OMKT Preferred Stock, but excluding any shares of Open Market common stock issued upon exercise of options then outstanding as of the date of the Merger Agreement, subject to adjustment as set forth in the Merger Agreement. In addition, each share of OMKT Preferred Stock issued and outstanding as of the closing of the Merger shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted automatically into the right to receive a number of shares of divine's class A common stock equal to the product of the Exchange Ratio multiplied by the number of shares of Open Market's common stock into which such shares of OMKT Preferred Stock is then convertible at the then applicable conversion ratio for such OMKT Preferred Stock. Furthermore, each outstanding option and warrant to purchase shares of Open Market's common stock will be converted into an option or warrant to purchase the number of shares of divine's class A common stock equal to the number of shares of Open Market's common stock subject to such option or warrant multiplied by the Exchange Ratio, with an exercise price equal to the exercise price of that option or warrant divided by the Exchange Ratio.

     The Merger is expected to close in the fourth quarter of 2001 or the first quarter of 2002, and is subject to (1) approval by Open Market's stockholders and, if necessary, divine's


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stockholders, (2) the expiration or termination of the waiting period under the
Hart-Scott-Rodino Antitrust Improvements Act of 1976, and (3) satisfaction of other customary closing conditions.

     In connection with the Merger Agreement, divine and Open Market also entered into a Credit Agreement, pursuant to which divine made an initial loan to Open Market of $5 million and will, upon request, make additional loans to Open Market of $1.5 million per month beginning in October 2001 and $2.5 million per month beginning in January 2002 through March 2002, subject to the earlier consummation of the Merger.

     In connection with the execution of the Merger Agreement, certain stockholders of Open Market entered into stockholder agreements with divine pursuant to which these stockholders agreed to vote the shares of Open Market common stock held by them, representing in the aggregate approximately 11.6% of the outstanding shares of Open Market's common stock, in favor of the adoption of the Merger Agreement and the approval of the Merger. In addition, certain stockholders of divine entered into stockholder agreements with Open Market pursuant to which these stockholders agreed to vote the shares of divine's class A common stock held by them, representing in the aggregate approximately 23.8% of divine's outstanding class A common stock, in favor of the issuance of shares of divine's class A common stock in connection with the Merger.

     Reference is made to the Merger Agreement and the Credit Agreement, which were filed as Exhibits 2.1 and 99.2, respectively, to the Form 8-K and are incorporated by reference into this filing.

     INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS FOR THE OPEN MARKET MERGER WHEN IT IS FILED WITH THE SEC, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. After they have been filed, you may obtain these documents free of charge at the website maintained by the SEC at http://www.sec.gov or from divine or Open Market.

     divine, inc. and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of divine with respect to the transactions contemplated by the merger agreement. Information regarding divine's directors and executive officers is included in divine's proxy statement for its 2001 Annual Meeting, which was filed with the SEC on April 30, 2001. Additional information regarding divine will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.


IMPORTANT NOTICE
The statements contained in this Form 8-K that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. The uncertainties and risks include, but are not limited to: failure of the proposed transaction to close due to the failure to obtain regulatory or other approvals; failure of the Open Market, Inc. stockholders and, if their consent is required, failure of the divine stockholders to


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approve the transaction; the risk that the Open Market, Inc. business and other acquired businesses will not be integrated successfully or that divine will incur unanticipated costs of integration; divine's ability to execute its integrated Web-based technology, professional services, and managed applications strategy; divine's ability to develop enterprise Web software and services; the uncertainty of customer demand for enterprise Web software and services; the combined companies' ability to develop new products and services and enhance and support existing products and services; the combined companies' ability to maintain Open Market's vendor and strategic partner relationships and retain key employees; increasing competition from other providers of software solutions and professional services; fluctuations in the trading price and volume of divine's stock; and other unanticipated events and conditions. For a detailed discussion of these and other cautionary statements, please refer to the registration statement to be filed by divine with the SEC relating to this transaction. Further information about risks and uncertainties relating to the companies and their most recent respective businesses can be found in their respective Forms 10-K and 10-Q filed with the SEC.



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